April 5, 2017

VIA EDGAR AND FEDEX

Mr. Michael Clampitt

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Simmons First National Corporation

Amendment No. 2 to Registration Statement on Form S-4

Filed March 22, 2017

File No. 333-215647

Dear Mr. Clampitt:

This letter sets forth the response of Simmons First National Corporation (the “Company”) to the comment contained in the letter to the Company, dated March 24, 2017, from the staff of the Securities and Exchange Commission (the “Staff”), relating to the Company’s Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-215647) (“Amendment No. 2”). The Company’s response below corresponds to the caption and number of the comment, which are reproduced in bold/italicized text below. We also advise the Staff that the Company has today transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 3 to the Registration Statement (the “Amendment No. 3”). Where the Company has revised the Registration Statement in response to the Staff’s comment, we have noted the applicable page numbers in our response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Registration Statement.

The HCIC Special Meeting

Shares Held by Executive Officers and Directors, page 32

1.	We note your disclosure in the penultimate sentence of this paragraph summarizing the impact of the HCIC voting agreements. Please disclose representative examples to illustrate voting outcomes if HCIC’s board receives a superior acquisition proposal, particularly regarding the shares eligible to vote at the HCIC special meeting that are not subject to a voting agreement (the “unconstrained shares”). In this regard we note that it appears that the merger would still be approved so long as either (i) approximately 8.1% of the unconstrained shares voted in favor of the merger agreement (with all unconstrained shares voting), or (ii) approximately 12.5% of the unconstrained shares voted in favor of the merger agreement (with only a small number of unconstrained shares voting). Accordingly, if true, please disclose that the merger will be approved unless between 92% and 88% of the unconstrained shares vote against the merger, depending on whether all or a small number of the unconstrained shares submit proxies for Proposal 1, respectively.

Securities and Exchange Commission

Division of Corporation Finance

April 5, 2017

Response:

In response to the Staff's comment, the Company has revised its disclosure on pages 8, 32, 48 of Amendment No. 3.

We hope that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to any of the foregoing, please feel free to contact either (i) Patrick A. Burrow, Executive Vice President, General Counsel and Secretary of the Company at (501) 558-3160 or (ii) Frank M. Conner III (202) 662-5986 or Michael P. Reed (202) 662-5988 of Covington & Burling LLP, counsel to the Company.

Sincerely,

/s/ Patrick A. Burrow
Patrick A. Burrow
Executive Vice President,
General Counsel and Secretary

cc:	Christopher Dunham

Staff Attorney

Frank M. Conner III

Covington & Burling LLP

Michael P. Reed

Covington & Burling LLP